 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of January, 2020

Commission File Number: 001-37668

FERROGLOBE PLC

(Name of Registrant)

2nd Floor West Wing, Lansdowne House

57 Berkeley Square

London, W1J 6ER

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):      ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

This Form 6-K consists of the following materials, which appear immediately following this page:

•	Press release dated January 13, 2020 announcing the appointment of Marco Levi as Chief Executive Officer.

Ferroglobe Announces Appointment of Marco Levi as Chief Executive Officer

LONDON, January 13, 2020 (GLOBE NEWSWIRE) -- Ferroglobe PLC (NASDAQ:GSM) (“Ferroglobe” or the “Company”), announced today that Dr. Marco Levi has been appointed as its Chief Executive Officer (CEO), effective immediately.  Dr. Levi will be based with the Company’s management team in Madrid, Spain.

Dr. Levi has over thirty years of executive management and board level experience spanning the chemicals, plastic, rubber and paper industries.  Dr. Levi is recognized for his track record in turning around multinational companies and transforming business units.  He has held board director roles at a number of companies, and currently serves as a director of Schweitzer-Mauduit International, Inc. (NYSE:SWM).  Dr. Levi served as President and CEO of Alhstrom-Munksjö Oyj, a global fiber materials company listed in Finland, where he led a successful transformation of the business by refocusing its product portfolio towards value-added specialty products.  Prior to Alhstrom, Dr. Levi was Senior Vice President and Business President of the $3 billion emulsion polymers division of chemicals manufacturer Styron, including during the period in which Styron was acquired by Bain Capital from Dow Chemical Company.  Dr. Levi previously had spent over twenty-two years at Dow in various departments and roles, ultimately serving as general manager of the emulsion polymers business.

Dr. Levi succeeds Pedro Larrea Paguaga, who has stepped down from the Company to pursue other opportunities, having served as CEO of Ferroglobe since its inception in 2015 and formerly as CEO of Grupo FerroAtlántica since 2011.

Javier López Madrid, the Company’s Executive Chairman, commented, “Following a rigorous selection process, the Board and I are pleased to announce the appointment of Marco Levi as Ferroglobe’s CEO.  Throughout his career, Marco has demonstrated the ability to effectively lead global, asset rich materials technology companies facing many of the same dynamics and challenges we encounter.  By drawing on his vast experience across the industrials sector and strong leadership, we are confident that Marco will successfully navigate Ferroglobe through the current cyclical downturn, and we look forward to working with him in the development of a new strategy for the Company centered on sustainable growth and profitability.”  Mr. López Madrid added, “I would like to thank Pedro Larrea for his contributions throughout the past eight years. He played an important role in the successful integration of the two businesses from which Ferroglobe was formed and has been instrumental in establishing the Company as a true multi-national, competing in all major global markets.  Recently, he has driven the completion of a number of critical transactions, including complex divestitures of non-core assets and the refinancing of our revolving credit facility.  The Board thanks Pedro for his dedication, professionalism and leadership and wishes him the best in his future endeavours.”

Dr. Levi commented, “Ferroglobe is a global leader in its industry and has significant value which is currently unrealized by the market.  I am excited to leverage my prior experiences to implement rapid change to return the Company to profitability.  For several decades I have been reorienting industrial companies by taking a fresh look at the underlying business and transforming the platform to enhance competiveness and drive sustainable growth.  Working with the Company’s Board and management team, I am confident we can unlock tremendous value for all stakeholders.”

Mr. Larrea commented, “I am grateful to Ferroglobe and its Board for the opportunity it has given me to lead this dynamic organization.  I thank my colleagues for all their hard work and dedication, particularly through what have been very challenging periods. I wish Marco Levi every success in his new role.”

About Ferroglobe

Ferroglobe PLC is one of the world’s leading suppliers of silicon metal, silicon- and manganese- based specialty alloys and ferroalloys, serving a customer base across the globe in dynamic and fast-growing end markets, such as solar, automotive, consumer products, construction and energy.  The Company is based in London.  For more information, visit http://investor.ferroglobe.com.

Forward-Looking Statements

This release contains “forward-looking statements” within the meaning of U.S. securities laws. Forward-looking statements are not historical facts but are based on certain assumptions of management and describe Ferroglobe’s future plans, strategies and expectations. Forward-looking statements often use forward-looking terminology, including words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intends”, “likely”, “may”, “plan”, “potential”, “predicts”, “seek”, “will” and words of similar meaning or the negative thereof.

Forward-looking statements contained in this press release are based on information currently available to Ferroglobe and assumptions that management believe to be reasonable, but are inherently uncertain. As a result, Ferroglobe’s actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements, which are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond Ferroglobe’s control.

Forward-looking financial information and other metrics presented herein represent Ferroglobe’s goals and are not intended as guidance or projections for the periods referenced herein or any future periods.

All information in this press release is as of the date of its release. Ferroglobe does not undertake any obligation to update publicly any of the forward-looking statements contained herein to reflect new information, events or circumstances arising after the date of this press release. You should not place undue reliance on any forward-looking statements, which are made only as of the date of this press release.

CONTACT:

Gaurav Mehta

EVP – Investor Relations

Email:  investor.relations@ferroglobe.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 13, 2020
FERROGLOBE PLC

by	/s/ Beatriz García-Cos Muntañola
Name: Beatriz García-Cos Muntañola
Title: Chief Financial Officer and Principal Accounting Officer (Principal Financial Officer)